LOGO              PUBLICIS GROUPE S.A.

PRESS RELEASE

Contacts at Publicis Groupe SA:

Pierre Benaich, Investor Relations              +33 1 4443 6500
Eve Magnant, Corporate Communications           +33 1 4443 7025



                                     PUBLICIS GROUPE:
                           STRONG PERFORMANCE IN 2nd QUARTER 2003

O     RETURN TO ORGANIC REVENUE GROWTH  :          +1.6%
O     EXCELLENT RESULTS IN NEW BUSINESS :         (euro) 915M NET
O     MARGIN TARGETS CONFIRMED


PARIS, AUGUST 11, 2003 -- Consolidated revenues of Publicis Groupe SA in the six months to June 30, 2003 reached EUR 1,870 MILLION, showing A STEEP 59% INCREASE from the same period of 2002. This reflects consolidation of former Bcom3 agencies acquired at the end of September 2002.

IN THE SECOND QUARTER ALONE, REVENUES ROSE 1.6% LIKE FOR LIKE, THE FIRST ORGANIC GROWTH SINCE 2001. IN THE FIRST QUARTER, THERE HAD BEEN AN ORGANIC DECLINE OF 1.2%.

First-half performance nonetheless suffered from the euro's steep rise against a number of currencies, in particular the US dollar and sterling. The total negative impact of translation into euros on first-half revenues was EUR 289 million, including EUR 202 million for the US dollar alone.

ORGANIC REVENUE GROWTH (i.e., at constant exchange rates and scope of consolidation) STOOD AT 0.2% for the first half as a whole, reflecting the improvement observed over a little more than six months in North America and in the Asia-Pacific region, where the effects of the SARS epidemic finally proved temporary and limited. European markets again showed organic decline in the second quarter. However there are some signs of improvement in Germany and Italy, even if other markets, in

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particular France and the Netherlands, remain on the decline. In Latin America, conditions in Brazil were again difficult during the second quarter.

Commenting on results for the period, MAURICE LEVY, Chairman & CEO of Publicis Groupe SA, said:

"WHILE MARKETS REMAIN HESITANT, PUBLICIS HAS SEEN A RETURN TO ORGANIC GROWTH FOR THE FIRST TIME IN NEARLY TWO YEARS. THIS HIGHLY ENCOURAGING RESULT IS FIRST AND FOREMOST THE REFLECTION OF OUR INHERENT STRENGTHS THAT INCLUDE A CLEARLY DEFINED STRATEGY, THE DYNAMISM OF OUR TEAMS AND AN UNMATCHED CAPACITY FOR SMOOTH INTEGRATION OF NEW ACQUISITIONS.

OUR STRATEGY IS PERFECTLY ATTUNED TO THE REAL NEEDS OF ADVERTISERS, WITH THE PROVEN EFFECTIVENESS OF THE HOLISTIC APPROACH BACKED BY A CLEAR PERCEPTION OF CONSUMER DEMANDS IN A COMPLEX, MULTI-CULTURAL WORLD, AS WELL AS THE CREATIVE FLAIR THAT WON PUBLICIS GROUPE SECOND PLACE AT THE CANNES FESTIVAL THIS YEAR. THE BENEFITS OF LEADING POSITIONS IN HEALTHCARE COMMUNICATIONS AND IN MEDIA, COMBINED WITH THOSE OF CLEARLY DIFFERENTIATED, REMARKABLY POSITIONED ADVERTISING NETWORKS ARE DEMONSTRATED BY OUR SUCCESS IN WINNING NEW BUSINESS TOTALING NEARLY EUR 1.9 BILLION OR $2.1 BILLION IN THE FIRST HALF.

IN THE SHORT TERM, WE HAVE TO REMAIN CAUTIOUS IN A VERY UNSETTLED MARKET. WHILE FORECASTS STILL CALL FOR A GENERAL RECOVERY IN EARLY 2004, MANY UNCERTAINTIES REMAIN. OUR TOP PRIORITY IS IMPROVING MARGINS. AND ASSUMING NO EXCEPTIONAL UPSETS, WE ARE CONFIDENT IN OUR ABILITY TO ACHIEVE A 15% OPERATING MARGIN IN THE SECOND HALF OF THIS YEAR."

FIRST-HALF REVENUES BY REGION

             -----------------------------------------------------
                       (euro) MILLIONS    ORGANIC       ACTUAL
                                           GROWTH       GROWTH
             -----------------------------------------------------

             Europe              734        -3.7%       +38.3%
             -----------------------------------------------------
             North America       865        +1.9%       +72.1%
             -----------------------------------------------------
             Asia-Pacific        171        +9.7%       +95.1%
             -----------------------------------------------------
             Latin America        67        -2.0%       +78.5%
             -----------------------------------------------------
             Other regions        33        +9.4%       +83.3%
             -----------------------------------------------------
             Total             1,870        +0.2%       +59.0%
             -----------------------------------------------------


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  SECOND-QUARTER REVENUES BY REGION



             -----------------------------------------------------
                       (euro) MILLIONS    ORGANIC       ACTUAL
                                           GROWTH       GROWTH
             -----------------------------------------------------
             Europe              386        -2.4%       +37.9%
             -----------------------------------------------------
             North America       438        +4.6%       +80.1%
             -----------------------------------------------------
             Asia-Pacific         89        +8.4%       +88.1%
             -----------------------------------------------------
             Latin America        35        -6.7%       +68.4%
             -----------------------------------------------------
             Other regions        17        +6.9%       +83.4%
             -----------------------------------------------------
             Total               965        +1.6%       +60.7%
             -----------------------------------------------------


BILLINGS

Consolidated billings of Publicis Groupe SA in the six months to June 30, 2003 came to EUR 15.3 BILLION, A 58% RISE from the same period of 2002, reflecting the consolidation of former Bcom3 business. While rapid expansion in media buying and consultancy and consolidation of the Starcom MediaVest Group make billings a less significant figure than in the past, this remains an important indicator of business pace.

NEW BUSINESS

In the second quarter of 2003, Publicis Groupe SA again recorded strong performances in new business, with new accounts won by group networks over the period representing a net total of EUR 915 million ($1,050 million). Advertising and SAMS (Specialized Agencies and Marketing Services) accounted for EUR 255 million of this and media buying and consultancy for EUR 660 million. THIS SET THE TOTAL FOR NEW BUSINESS WON IN THE FIRST HALF AT EUR 1.87 BILLION ($2.1 BILLION), INCLUDING EUR 875 MILLION FOR ADVERTISING AND SAMS, AND EUR 990 MILLION FOR MEDIA BUYING AND CONSULTANCY.

Major accounts won in the second quarter included :

PUBLICIS WORLDWIDE: Allied Domecq (spirits) worldwide, AT&T in Canada, BellSouth in Latin America, Eurotunnel in the UK, Netclub in France, Kawasaki Motors and UWV in the Netherlands, MAN Trucks in Germany and Loteria del Estado in Spain.

SAATCHI & SAATCHI WORLDWIDE: Westpac Bank in Australia, Taiwan Tourism Office worldwide, the Greek Olympic Committee, Next Media in Taiwan, China Light & Power in Hong Kong, Boehringer/Ducolax OTC in Italy and PDLT Hype in the Philippines.

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LEO BURNETT WORLDWIDE: ConAgra/Healthy Choice in the US, HP Bulmer in the UK,
Virgin Credit Card in Australia, TM Net in Malaysia, India Oil Corporation in India and Globus in Switzerland.

ZENITHOPTIMEDIA (media buying and consultancy): Miramax, Leapfrog and Western Wireless in the US, Procter & Gamble in the UK, Spain and Portugal, COI Visit Britain in the UK, and Telekom Malaysia in Malaysia.

STARCOM MEDIAVEST GROUP (media buying and consultancy): Gateway Computers, DirectTV and Heinz Frozen Foods in the US, FlyBe, Bradford & Bingley in the UK, the South African Post Office in South Africa and TetraPak in Italy.

SPECIALIZED AGENCIES AND MARKETING SERVICES (SAMS)

o BMS/Pravachol, Johnson & Johnson/Ethicon/Sedation, GSK/Ez Tab and Clobex, won by Nelson Communications (US)



o Yamanouchi/Vesicare (US), CSL/Bioplasma (Australia), Johnson & Johnson/Janssen/Duragesic (US), GSK/Augmentin (Japan), Sankyo/Benicar and Livalo (Japan) gained by Medicus Group.



o    Extension of business with Inamed, Pfizer and GSK won by Manning, Selvage &
     Lee.

Significant accounts lost during the second quarter were CapitalOne, Delta Airlines, and ATA Airlines in advertising, and Office Max and Earthlink in media.

The beginning of the third quarter has already brought some significant gains, in particular Minute Maid (The Coca Cola Company) for Publicis Worldwide and Subway for Fallon Worldwide. These more than offset the loss of the Philips account which resulted from worldwide consolidation of the client's advertising budgets.
                                           * * *

PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group (AdAge ranking April 2003), as well as world leader in media counsel and buying (RECMA ranking January 2003). Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks : Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL and Buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com


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